Schedule 13G                                                        Page 1 of 9

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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                              IMAGEX.COM, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                45244D102
                     ----------------------------------
                              (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /x/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                        Page 2 of 9

CUSIP No.
          ---------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

            Internet Ventures, LLC               91-1911044
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization  Washington Limited Liability Company
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,468,406
                             --------------------------------------------------
                              (7) Sole Dispositive Power

                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,468,406
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
        1,468,406
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (11)
        6%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
        oo
-------------------------------------------------------------------------------

Schedule 13G                                                        Page 3 of 9

CUSIP No.
          ---------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

            Acorn Ventures, Inc.               91-1610156
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization              Washington S Corporation
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       2,046,627
                             --------------------------------------------------
                              (7) Sole Dispositive Power

                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    2,046,627
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
        2,046,627
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (11)
        7%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
            oo
-------------------------------------------------------------------------------

Schedule 13G                                                        Page 4 of 9

CUSIP No.
          ---------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

            Rufus W. Lumry               ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization                         United States
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       2,046,627
                             --------------------------------------------------
                              (7) Sole Dispositive Power

                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    2,046,627
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
        2,046,627
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (11)
        7%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
         IN
-------------------------------------------------------------------------------

Schedule 13G                                                        Page 5 of 9

                             GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1.

    (a)   Name of Issuer
                              ImageX.com, Inc.
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices
                              Yarrow Bay Plaza
                              10210 NE Pts Drive #200
                              Kirkland, WA. 98033
          ---------------------------------------------------------------------

ITEM 2.

    (a)   Name of Person Filing
                              Internet Ventures, LLC./Acorn Ventures, Inc./ and Rufus W. Lumry

          This statement if filed by and on behalf of (a) Internet Ventures, LLC, a Washington limited liability company; (b) Acorn Ventures, Inc., a Washington corporation; and (c) Rufus W. Lumry III, the principal stockholder, sole director and President of Acorn Ventures, Inc. Acorn Ventures, Inc. is the 50% stock holder of Internet Ventures, LLC. Mr. Lumry may be deemed to control both Acorn Ventures, Inc. and Internet Ventures, LLC.
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence
                              1309 114th Ave SE, #200
                              Bellevue, WA. 98004
          ---------------------------------------------------------------------
    (c)   Citizenship
                              USA
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities
                              Common Stock
          ---------------------------------------------------------------------
    (e)   CUSIP Number
                              45244D102
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

Schedule 13G                                                        Page 6 of 9

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:
                              Internet Ventures, LLC    1,468,406
                              Acorn Ventures, Inc.      2,046,627
                              Rufus W. Lumry            2,046,627
    ---------------------------------------------------------------------------
    (b) Percent of class:
                              Internet Ventures                 6%
                              Acorn Ventures and Rufus Lumry    7%
    ---------------------------------------------------------------------------
    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote

              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote
                              Internet Ventures, LLC     1,468,406
                              Acorn Ventures, Inc. and
                                 Rufus Lumry             2,046,627
              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of

              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of same as above vote power
              -----------------------------------------------------------------

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE Section 240.13d3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS        NA

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.  NA

Schedule 13G                                                        Page 7 of 9

If any other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d1(d), attach an exhibit stating the identification of the relevant subsidiary.

NA

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or
Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

NA

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capital. See Item 5.

NA

ITEM 10. CERTIFICATION

    (a) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

NA

Schedule 13G

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001

                                       INTERNET VENTURES, LLC

                                       By: Acorn Ventures, Inc.

                                       By:  /s/ Rufus W. Lumry, III
                                       --------------------------------------
                                       Rufus W. Lumry III, President


                                       ACORN VENTURES, INC.

                                       By:  /s/ Rufus W. Lumry, III
                                       --------------------------------------
                                       Rufus W. Lumry III, President


                                       RUFUS W. LUMRY, III

                                       By:  /s/ Rufus W. Lumry, III
                                       --------------------------------------
                                       Rufus W. Lumry III President

Schedule 13G

                         JOINT FILING AGREEMENT
                     PURSUANT TO RULE 13d-1 (k)(1)

The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: February 14, 2001

                                       INTERNET VENTURES, LLC

                                       By: Acorn Ventures, Inc.

                                       By: /s/ Rufus W. Lumry, III
                                          ------------------------
                                          Rufus W. Lumry, III, President



                                       ACORN VENTURES, INC.

                                       By: /s/ Rufus W. Lumry, III
                                          ------------------------
                                          Rufus W. Lumry III, President


                                       RUFUS W. LUMRY, III

                                       By: /s/ Rufus W. Lumry, III
                                          ------------------------
                                          Rufus W. Lumry III